November 4, 2024

BY EDGAR CONFIDENTIAL SUBMISSION OF LETTER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claudia Rios

Liz Packebusch

Ranjit Singh Pawar

Kimberly Calder

John Coleman

Re:	Titan America SA

Draft Registration Statement on Form F-1

Submitted September 16, 2024

CIK No. 0002035304

Ladies and Gentlemen:

On behalf of our client, Titan America SA (the “Company,”), we wish to inform you that the Company has confidentially submitted a revised draft of the above-referenced Draft Registration Statement on Form F-1 (the “Revised Draft Registration Statement”) which relates to a proposed initial public offering of common shares of the Company. The Revised Draft Registration Statement reflects the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated October 11, 2024 as well as certain updated and supplemental information.

We have reproduced below in bold the Staff’s comments and have provided the Company’s responses following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Revised Draft Registration Statement. Unless otherwise indicated, page number references below refer to the Revised Draft Registration Statement.

Revised Draft Registration Statement on Form F-1

Industry and Market Data, page 1

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the locations listed above.

Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

1.

We note your disclosure on page 1 that you rely on and refer to reports prepared by industry consultants. If you commissioned any research or reports for use in connection with the registration statement, please file consents pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

Response:

The Company respectfully informs the Staff that it did not commission any research or reports for use in connection with the Revised Draft Registration Statement. The research and reports referred to in the Revised Draft Registration Statement were published independently, without the Company’s involvement, and such reports are either available to the public or are available for a fee.

The Reorganization Transactions, page 18

2.

Please revise to include an organizational chart here and on page 140 depicting your organizational structure both prior to and after the reorganization transactions and following the offering. The organizational chart should reflect the domicile of each owner and entity, and quantify the post-offering holdings of your current shareholders and the public investors.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 19, 20, 21, 145, 146 and 147 to include the Company’s organizational charts prior to and after the Reorganization Transactions and the offering.

Summary Historical Consolidated Financial Information, page 25

3.	Please revise to indicate that Cash flows related to investing and financing activities were used, rather than provided by.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 29, 93, 96 and 97.

Risks Related to the Reorganization Transactions and Our Relationship with Titan Cement International

After the Reorganization Transactions, certain members of management, directors and shareholders, page 41

4.

We note your disclosure that, after the Reorganization Transactions, the management and directors of each of Titan America and Titan Cement International may own both Titan America common shares and Titan Cement International common shares, and that this ownership overlap could create, or appear to create, potential conflicts of interest. Please revise to describe how you anticipate resolving such conflicts. Provide similar disclosure in your related risk factor at page 55.

Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 44, 45 and 58. The Company respectfully advises the Staff that its directors will be subject to rules under Belgian company law on conflicts of interest as set out on pages 44 and 45 and that Belgian law offers no express protection against conflicts of interest at the management level. The Company also respectfully refers the Staff to the risk factor on page 58 titled “Conflicts of interest and disputes may arise between Titan Cement International and us that could be resolved in a manner unfavorable to us.”

Use of Proceeds, page 65

5.

We note your disclosure that you intend to use the net proceeds from this offering for capital expenditures and other general corporate purposes; and that you may also use a portion of the proceeds for the acquisition of technologies or businesses that complement your business, although you have no present commitments or agreements to enter into any such acquisitions or investments. Please revise to more specifically identify the principal intended uses of the net proceeds and provide the estimated amounts you intend to allocate to each identified purpose. If you do not have a current specific plan for the proceeds of this offering, please state this explicitly and discuss the principal reasons for the offering in greater detail. In this regard we note your disclosure that the principal purposes of selling your common shares in this offering are to obtain additional capital, to create a public market for your common shares and to facilitate your future access to the public equity markets. Refer to Item 3.C.1 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 68. The Company respectfully advises the Staff that it cannot currently quantify the uses of proceeds from the offering with more specificity, as such decisions will depend on market conditions and competitive factors as they evolve over time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71

6.

We notice numerous instances where you reference “external” sales, revenue and other similar disclosures in Management’s Discussion and Analysis. However, it does not appear that you have any internal sales. Please advise.

Response:

The Company respectfully advises the Staff that external sales and revenue refer to sales and revenue from third parties and excludes consumption of internally sourced materials, which are accounted for at a transfer price approximating market prices. The Company respectfully refers the Staff to the explanation in footnotes (1) and (2) on pages 88, 90, 91 and 92.

Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

Non-IFRS Measures, page 74

7.

It appears that you are using the Ratio of net debt to adjusted EBITDA as a non-IFRS measure of liquidity, as it gives insight into the ability to pay debts. Please reconcile the Ratio of net debt to adjusted EBITDA to the most directly comparable IFRS financial measure Additionally, provide equally prominent disclosure of your cash flows from operating, investing and financing activities. Refer to Item 10(e)(1)(i)(A) and Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.06 of the Compliance and Disclosure Interpretations regarding Non-GAAP Measures.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it has considered the guidance in Item 10(e)(1)(i)(A) and Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.06 of the Commission’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company considers the ratio of net debt to Adjusted EBITDA to be a performance measure providing relevant financial leverage information to management, investors and other users of the Company’s financial information.

The Company has also reconciled the Ratio of Net Debt to Adjusted EBITDA to the most directly comparable measures presented in accordance with IFRS.

In response to the Staff’s comment, the Company has updated its disclosure on page 78.

Liquidity and Capital Resources, page 90

8.

Please file all material agreements relating to your revolving credit facilities, cash management agreement, term loans, and leases as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully advises the Staff that it has given due consideration to the agreements relating to its revolving credit facilities, cash management agreement, term loans, and leases, that would be required to be filed as exhibits to the Revised Draft Registration Statement pursuant to Item 601(b)(10) of Regulation S-K and has filed such agreements that it believes are material as Exhibits 10.1, 10.2 and 10.3 to the Revised Draft Registration Statement.

Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

Business, page 113

9.

Please revise your prospectus to eliminate or substantiate claims regarding your business and market position. For example, you state here and throughout the filing that you are a leading provider of building materials that contribute to lower carbon emissions than traditional building materials and/or beneficial reuse of waste materials. You also state that you are one of the largest suppliers of cement in Florida, Virginia and the Carolinas, and occupy a leading position in Metro New York, and that your Pennsuco plant is the largest cement plant in Florida. Please provide the bases and, if appropriate, citations for these statements and any similar unsupported statements in the prospectus.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11, 116, 124, 127 and 128 to provide the bases and attribution to the statements regarding recognition, rankings and market position.

10.	Please include a description of the material effects of government regulations on your business, including identifying relevant regulatory bodies. Refer to Item 4.B.8 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has included additional disclosure on pages 118 and 119.

Growth Strategies, page 130

11.

Please clarify whether you have entered into any agreements related to your growth strategies, and, if so, advise what consideration you have given to filing any agreements as exhibits to the registration statement. For example, you state that you will have a “priority right” in the berth in front of your Port Tampa Bay Terminal. You also indicate that two of your projects are partially funded by the DOE. See Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 134 and 142 to describe the agreements entered into related to the Company’s growth strategies.

The Company also respectfully advises the Staff that it has given due consideration to the agreements required to be filed as exhibits to the Revised Draft Registration Statement pursuant to Item 601(b)(10) of Regulation S-K and none of the agreements related to its growth strategies are material pursuant to Item 601(b)(10) of Regulation S-K.

Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

The Company respectfully advises the Staff that (i) the agreement to have a “priority right” in the berth in front of the Port Tampa Bay Terminal, (ii) the agreement with the DOE and (iii) the agreement with the Southeast Regional CO2 Utilization and Storage Acceleration Partnership, respectively, were entered into in the ordinary course of business and are for projects that are immaterial in amount and significance. The Company therefore believes these agreements are not required to be filed as exhibits to the Revised Draft Registration Statement.

Customers, page 134

12.

Please clarify whether you have entered into any agreements with the customers and suppliers you reference on page 134, and, if so, advise what consideration you have given to filing any agreements as exhibits to the registration statement. In this regard, we note your disclosure that your customer base “includes a diverse range of clients within the construction and building materials sector” and that you “maintain strong relationships” with your key suppliers “both contractually and operationally.” Please indicate the general terms of such agreements.

Additionally, please provide summary information regarding the extent to which the company is dependent on any contracts with customers or suppliers, if they are material to your business or profitability, in accordance with Item 4.B of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 138 to provide an overview of the general terms of its agreements with customers and suppliers, which differ based on each particular project.

The Company also respectfully advises the Staff that it has given due consideration to its agreements with customers and suppliers required to be filed as exhibits to the Revised Draft Registration Statement and none of its agreements with customers and suppliers are material. The Company respectfully informs the Staff that it has entered into all of its agreements with customers and suppliers in the ordinary course of business and it has no customers or suppliers that are material to its business or profitability or make 10% or more of its total revenues annually.

Resources and Reserves, page 147

13.

We note that you disclose measured resources and indicated resources for Pennsuco in the summary table on page 147, however the measured and indicated resources have not been totaled. Please revise the summary resource table on page 147 to total the measured and indicated resources for Pennsuco.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 153.

Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

14.

We note your disclosure of resources and reserves and that the point of reference for Pennsuco is the limestone surge pile at the plant area and the point of reference for Roanoke is the raw material stack, after the primary crusher. Please disclose the process or metallurgical recovery factor for each operation, as required by Item 1304(d)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 153.

15.

We note that you do not use a cut-off grade at each of your material mines as nearly all material from the quarries can be used. Please tell us how you distinguish ore from waste at your mines. For example, clarify if there is a minimum calcium carbonate content that distinguishes ore from waste, or other material characteristics.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 157 and 161.

16.	Please correct the total resource quantity for the Roanoke resources on page 153. It appears the measured dolostone resource has been added to the measured and indicated dolostone resource.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 160.

17.	Please revise each material property description to describe the mining and processing operations as required by Item 1304(b)(2) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 154 and 158.

18.	Please file the written consent of the qualified person to the use of the qualified person’s name, or quotation from the technical report summary as required by Item 1302(b)(4)(iv) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has filed the written consent of the qualified person as Exhibit 23.3 of the Revised Draft Registration Statement.

Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

19.	Please revise to include the disclosure required under Item 1302(b)(5) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 153.

Management, page 157

20.	Please disclose any arrangement or understanding with major shareholders pursuant to which any person was selected as a director or officer. Refer to Item 6.A of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 165.

21.

We note certain members of your management also devote time to the management of other entities. In light of these other positions, please disclose how much time each individual intends to devote to the company.

Response:

The Company respectfully advises the Staff that Mr. Bill Zarkalis will no longer serve as Chief Operating Officer of Titan Cement International SA after the offering is completed. Other than Mr. Zarkalis, no other members of our management devote or intend to devote time to the management of other entities.

Principal and Selling Shareholders, page 169

22.	You indicate that a stock split will be effected prior to the offering. Please provide more information here and elsewhere in the filing about this stock split.

Response:

The Company respectfully advises the Staff that it intends to effect the stock split prior to the distribution of the preliminary prospectus. When the stock split ratio is determined, the Company will revise the share information throughout the Revised Draft Registration Statement to give effect to the stock split.

23.

Please disclose the number of shareholders in the United States. Refer to Item 7.A.2 of Form 20-F. Please also indicate in this section whether your major shareholders have different voting rights, or an appropriate negative statement, as required by Item 7.A.1.c. of Form 20-F. Revise your table to identify the natural person(s) who have or share voting and/or dispositive powers with respect to the shares held by Titan Cement International SA.

Response:

The Company respectfully advises the Staff that there are no current shareholders in the United States and no natural persons who have or share voting and/or dispositive power with respect to the shares held by Titan Cement International SA prior to the offering. The Company also advises the Staff that it has revised the disclosure on page 175 to confirm that there are no current shareholders domiciled in the United States and that all holders of its common shares will have the same voting rights upon completion of this offering.

Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

Notes to Consolidated Financial Statements

1. General information and summary of material accounting policies, page F-12

24.	Please revise the Reorganization Transaction disclosure to address the sale of the STET segment.

Response:

The Company respectfully informs the Staff that the Company currently intends to consummate the sale of the STET segment for cash to Titan Cement Netherlands B.V., a wholly-owned subsidiary of Titan Cement International. The anticipated sale is expected to occur prior to the distribution of the preliminary prospectus and the Reorganization Transaction described on page F-12 of the Revised Draft Registration Statement. At this time, no actions have been taken to consummate such sale, and the terms of such sale, including but not limited to the price, have yet to be determined. Once the terms of the sale are known, the Company will update the Notes to the Consolidated Financial Statements.

Exhibit 96.1, page II-2

25.

Please tell us if you consider the material density to be a key assumption in the determination of your mineral resources and, if so, revise to include consistent with Item 601(b)(96)(iii)(B)(11)(i) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 38 and 43 of Exhibit 96.1.

26.

We note your disclosure on page 39 that remnant limestone materials left in previously mined pits (Pets A through H) are considered probable reserves. Please provide disclosure explaining how these remnant materials were quantified. We suggest including separate rows in your resource tables, if applicable, and reserve tables identifying the tons and quality of these materials.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 39 of Exhibit 96.1.

Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

27.

We note your disclosure on page 57 that you generate on average 400 t/h of tailings. Please provide additional clarification in the technical report summary regarding mine tailings, for example quantify the amount that is consumed through reprocessing and the quantity that is sent to your tailings facility.

Considering that you report your reserves and resources at a point of reference prior to mineral processing, please include the metallurgical or process recovery factor with you resource and reserve tables in order to quantity process losses.

Response:

In response to the Staff’s comment, the Company has revised included Figure 14-4 on page 58 of Exhibit 96.1.

28.

Please revise sections 18 and 19 to include process costs. At a minimum, the technical report summaries should assess the property from the point of mineral extraction up to the first point of material external sale, including processing, transportation, and warehousing, as suggested in the materiality analysis in Item 1301(c)(3) of Regulation S-K, and included in Table 1 to paragraph (d) of Item 1302. We note that you have described your mineral processing in the technical report summary however the processing cost has not been included in your analysis.

We also note that the price selected by your qualified person is a price associated with a saleable product, which does not correlate to operating costs that exclude process costs in your cash flow model. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 76, 77, 80, 81 and 82 of Exhibit 96.1.

29.	Please expand Table 19-1 to include the annual production schedule and cash flow forecast for the life of the project as required by Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of Exhibit 96.1.

Exhibit 96.2, page II-2

30.	We note that you reference the name/term Lapis throughout the technical report summary. We are unable to locate a reference to this name/term in the document. Please advise.

Response:

In response to the Staff’s comment, the Company has included additional disclosure on page 1 of Exhibit 96.2.

Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

31.

We note that you do not provide a cut-off grade with your mineral resource or mineral reserve disclosure as required under Item 601(b)(96)(iii)(B)(11)(iii) and Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K. Please describe how you determine waste from ore. For example, clarify if the cut-off is based on a minimum percent calcium carbonate within certain pit boundaries, certain gradations, or other means.

Response:

In response to the Staff’s comment, the Company has included additional disclosure on page 5 of Exhibit 96.2.

32.

We note your disclosure on page 72 of your technical report summary that the annual production from the quarry as delivered to the primary crusher or the cement mills is projected to be 2.0 million tons. The disclosure on page 72 also states that cement annual production rate is taken to be 1.46 million tons. Please provide additional detail regarding the difference between these two numbers. For example, tell us if the difference is a result process losses, a reduction in moisture context, or other.

In addition please explain the difference between the production schedule tonnage on page 45 of your technical report summary that shows approximately 1.6 million tons per year mined, which is less than the 2.0 million tons per year on page 72.

Response:

In response to the Staff’s comment, the Company has included additional disclosure on pages 72 and 73 of Exhibit 96.2.

33.

Please revise sections 18 and 19 to include process costs. At a minimum, the technical report summaries should assess the property from the point of mineral extraction up to the first point of material external sale, including processing, transportation, and warehousing, as suggested in the materiality analysis in Item 1301(c)(3) of Regulation S-K, and included in Table 1 to paragraph (d) of Item 1302. We note that you have described your mineral processing in the technical report summary however the processing cost has not been included in your analysis.

We also note that the price selected by your qualified person is a price associated with a saleable product, which does not correlate to operating costs that exclude process costs in your cash flow model. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has included additional disclosure on page 70 of Exhibit 96.2.

Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

34.	Please expand Table 19-1 to include the annual production schedule and cash flow forecast for the life of the project as required by Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 72 and 74 of Exhibit 96.2.

General

35.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

In response to the Staff’s comment, the Company will provide to the Staff on a supplemental basis under separate cover a copy of the corporate presentation slide deck that has been presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

* * * *

We hope that the Company’s responses above adequately address the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact Jeffrey D. Karpf at Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2864 or jkarpf@cgsh.com or Lillian Tsu at Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2130 or ltsu@cgsh.com.

Very truly yours,

/s/ Jeffrey D. Karpf
Jeffrey D. Karpf Partner

cc:	Bill Zarkalis

Chief Executive Officer, Titan America SA

Lillian Tsu

Cleary Gottlieb Steen & Hamilton LLP